

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2024

Kevin Cottrell
Chief Executive Officer of Terra Mint Group, Corp.
Neptune REM, LLC
30 N. Gould St. Suite R
Sheridan, WY 82801

> **Re: Neptune REM, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed March 14, 2024**
> **File No. 024-12356**

Dear Kevin Cottrell:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed March 14, 2024

General

1. Please update your financial statements in an amended filing. Reference is made to paragraph (b)(3)(A) and (c)(1) of Part F/S in Form 1-A.

Compensation of Directors and Executive Officers, page 51

2. We note your response to comment 5. Please clarify that the compensation paid to Kevin Cottrell and Chris Gerardi reflects all compensation awarded to, earned by, or paid to those officers for December 31, 2023. Also clarify if any asset management fees or property management fees were awarded or earned as of December 31, 2023. Finally, briefly clarify who will pay the noted sourcing fees for the four series properties.

<u>Security Ownership of Management and Certain Security Holders, page 52</u>

3.   We note your response to comment 6. Please revise to clarify your footnote 1 reference in the beneficial ownership table on page 52.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jill Wallach